UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-37657

YIREN DIGITAL LTD.

10/F, Building 9, 91 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                 Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Yiren Digital Reports Fourth Quarter and Fiscal Year 2021 Financial Results

Yiren Digital Ltd. (NYSE: YRD) ("Yiren Digital" or the "Company"), a leading digital personal financial management platform in China, announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2021.

Fourth Quarter 2021 and Fiscal Year 2021 Operational Highlights

Wealth Management

•	Cumulative number of investors served reached 2,702,122 as of December 31, 2021, representing an increase of 3.4% from 2,612,279 as of September 30, 2021 and compared to 2,326,169 as of December 31, 2020.

•	Number of active investors[1] was 424,366 as of December 31, 2021, representing a decrease of 0.8% from 427,873 as of September 30, 2021 and compared to 163,593 as of December 31, 2020. The quarter-over-quarter decline was primarily due to a decline in the insurance segment as a result of optimization in insurance product mix, which was offset by the rapid growth in customer base on Yiren Wealth platform.

•	Total client assets[2] was RMB19,261.0 million (US$3,022.5 million) as of December 31, 2021, representing an increase of 10.6% from RMB17,415.3 million as of September 30, 2021 and compared to RMB8,550.7 million as of December 31, 2020.

•	Sales volume of investment products amounted to RMB5,391.8 million (US$846.1 million) in the fourth quarter of 2021, representing an increase of 7.2% from RMB5,030.2 million in the third quarter of 2021 and compared to RMB6,836.9 million in the same period of 2020. For the fiscal year of 2021, sales volume of investment products reached RMB21,588.6 million (US$3,387.7 million), compared to RMB15,779.7 million in 2020.

Consumer Credit

•	Total loans facilitated under loan facilitation model in the fourth quarter of 2021 reached RMB6.2 billion (US$1.0 billion), representing a decrease of 9.8% from RMB6.8 billion in the third quarter of 2021 and compared to RMB4.2 billion in the fourth quarter of 2020.

•	Cumulative number of borrowers served reached 6,127,068 as of December 31, 2021, representing an increase of 4.9% from 5,840,424 as of September 30, 2021 and compared to 5,249,936 as of December 31, 2020.

•	Number of borrowers served in the fourth quarter of 2021 was 618,131, representing an increase of 12.7% from 548,495 in the third quarter of 2021 and compared to 189,117 in the fourth quarter of 2020. Total number of borrowers served in 2021 was 1,297,046.

•	Outstanding balance of performing loans facilitated under loan facilitation model reached RMB14,102.3 million (US$2,213.0 million) as of December 31, 2021, representing an increase of 2.2% from RMB13,793.9 million as of September 30, 2021 and compared to RMB8,863.5 million as of December 31,2020.

Consumption-Driven Services

•	In the second half of 2021, the Company began scaling its e-commerce platform and also launched a "Life Plus Finance" initiative ("Yiren Select"), integrating high quality financial services with online and offline consumption scenarios. Total gross merchandise volume generated through both channels reached RMB61.6 million (US$9.7 million) in the fourth quarter of 2021.

[1] Active investors refer to those who have made at least one investment through our wealth management platform or have had client assets with us above zero in the past twelve months.
[2] Client assets refer to the outstanding balance of client assets generated through our platforms, where an asset is counted towards the outstanding balance for so long as it continues to be held by the investor who acquired it through our platform.

"Looking back at the year of 2021, we are pleased to announce another concrete milestone during the journey of our business transitions towards China's leading digital personal financial management platform, with our revenue structure further diversifying and our business volume and profitability resuming to a healthy growth rate post the restructuring, meeting our previous guidance for both wealth management and credit-tech business lines," said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital.

"On wealth management, the growth momentum remains strong with contribution to our total net revenue reaching more than 35% in the fourth quarter of 2021, a historical high. Specially, our total client asset reached RMB19.3 billion as of December 31, 2021, representing an increase of 11% compared to the end of prior quarter. Notably, total investor base on Yiren Wealth platform saw an accelerated growth due to our Yiren Select initiative. In the fourth quarter of 2021, the number of new investors on Yiren Wealth increased by 22% on a quarter-over-quarter basis and the number of investors who held at least two different asset classes grew by 15% compared with the third quarter of 2021. Moreover, our insurance brokerage business has been growing at a higher-than-expected rate with total premiums reaching RMB888 million in the fourth quarter of 2021, representing a 21% quarterly growth, which is a sharp contrast to the overall industry downside cycle."

"On credit-tech we have seen a visible evolvement in our overall loan portfolio as we continue to optimize our product mix and shift towards higher credit quality customer segments, moving in full swing towards guided APR with stable unit economics. Currently, 99% of our new loans facilitated are small revolving loans and SME loans, compared to 71% in the year of 2021, leading to a shorter-tenor portfolio with lower operating and credit costs, which is more flexible to adjust to external environment. Moreover, our e-commerce platform launched in August 2021, has started to contribute revenue with rapid growth, effectively driving up our user activities and establishing a more diversified finance consumption ecosystem."

"The year of 2021 ended with strong earnings. Excluding one-time business disposal expense incurred in the fourth quarter of 2020, total net income for the year of 2021 was more than RMB1.0 billion, compared to a loss of RMB36.9 million in 2020, beating our internal target with fast business recovery and optimized operational efficiency," said Ms. Na Mei, Chief Financial Officer of Yiren Digital. "On the balance sheet side, our cash position grows stronger with RMB3.0 billion cash and short-term investment as of December 31, 2021, an increase of 17% compared with the end of the last quarter, providing sufficient fuel for any further business expansion that we may have in the future."

Fourth Quarter 2021 Financial Results

Total net revenue in the fourth quarter of 2021 was RMB1,020.9 million (US$160.2 million), compared to RMB1,160.9 million in the same period of 2020. Specifically, in the fourth quarter of 2021, revenue from wealth management business was RMB372.3 million (US$58.4 million), and revenue from credit business was RMB615.5 million (US$96.6 million). Excluding the impact from the disposed business line, total net revenue in the fourth quarter of 2021 increased by 15.9% compared with the same period in 2020.

Sales and marketing expenses in the fourth quarter of 2021 were RMB304.1 million (US$47.8 million), compared to RMB295.1 million in the same period of 2020. The increase was primarily due to the continued expansion of our insurance brokerage business, which is offset by the optimization of cost structure in our offline business.

Origination, servicing and other operating costs in the fourth quarter of 2021 were RMB216.8 million (US$34.0 million), compared to RMB596.9 million in the same period of 2020. The decrease was primarily due to the improved cost efficiency after the business restructuring completed on December 31, 2020.

General and administrative expenses in the fourth quarter of 2021 were RMB119.4 million (US$18.8 million), compared to RMB149.3 million in the same period of 2020. The decrease was mainly due to the optimization of the company's offline business.

Allowance for contract assets, receivables and others in the fourth quarter of 2021 was RMB51.9 million (US$8.1 million), compared to RMB34.5 million in the same period of 2020. The increase was primarily driven by the growth of loan volumes facilitated.

Income tax expense in the fourth quarter of 2021 was RMB5.4 million (US$0.8 million).

Net income in the fourth quarter of 2021 was RMB330.8 million (US$51.9 million), as compared to net loss of RMB559.6 million in the same period of 2020. The change was primarily due to the one-time expense of business disposal during the restructuring completed on December 31, 2020.

Adjusted EBITDA[3] (non-GAAP) in the fourth quarter of 2021 was RMB353.4 million (US$55.5 million), compared to RMB48.9 million in the same period of 2020.

Basic and diluted income per ADS in the fourth quarter of 2021 was RMB3.9 (US$0.6), compared to a basic loss per ADS of RMB6.7 and a diluted loss per ADS of RMB6.7 in the same period of 2020.

Net cash generated from operating activities in the fourth quarter of 2021 was RMB189.4 million (US$29.7 million), compared to net cash used in operating activities of RMB219.1 million in the same period of 2020.

Net cash used in investing activities in the fourth quarter of 2021 was RMB381.9 million (US$59.9 million), compared to net cash used in investing activities of RMB981.1 million in the same period of 2020.

As of December 31, 2021, cash and cash equivalents was RMB2,864.5 million (US$449.5 million), compared to RMB2,328.4 million as of September 30, 2021. As of December 31, 2021, the balance of held-to-maturity investments was RMB2.2 million (US$0.3 million), compared to RMB2.2 million as of September 30, 2021. As of December 31, 2021, the balance of available-for-sale investments was RMB177.4 million (US$27.8 million), compared to RMB277.9 million as of September 30, 2021.

Delinquency rates. As of December 31, 2021, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.9%, 1.5% and 1.2% respectively, compared to 0.5%, 0.7% and 0.6% respectively as of December 31, 2020.

Cumulative M3+ net charge-off rates. As December 31, 2021, the cumulative M3+ net charge-off rate for loans originated in 2018, 2019 and 2020 was 9.8%, 11.4% and 5.8% respectively, as compared to 9.9%, 11.0% and 4.8% respectively as of September 30, 2021.

[3] "Adjusted EBITDA" is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of "Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures" and the table captioned "Reconciliations of Adjusted EBITDA" set forth at the end of this press release.

Fiscal Year 2021 Financial Results

Total net revenue in 2021 was RMB4,477.9 million (US$702.7 million), compared to RMB3,962.0 million in 2020. Specifically, revenue from wealth management business in 2021 was RMB1,260.5 million (US$197.8 million), and revenue from credit business in 2021 was RMB3,184.3 million (US$499.7 million). Excluding the impact from the disposed business line, total net revenue in the year of 2021 increased by 92.8% compared with the year of 2020. The increase was primarily due to the business recovery from the COVID-19 pandemic and continued growth in the sales volume of current investment products and loans facilitated under loan facilitation model post the restructuring.

Sales and marketing expenses in 2021 was RMB1,553.3 million (US$243.8 million), compared to RMB1,905.1 million in 2020. The decrease was primarily due to the optimization of the Company's offline business.

Origination, servicing and other operating costs in 2021 was RMB760.9 million (US$119.4 million), compared to RMB1,104.7 million in 2020. The decrease was mainly due to the improved cost efficiency after the business restructuring completed on December 31, 2020.

General and administrative expenses in 2021 was RMB506.2 million (US$79.4 million), compared to RMB630.6 million in 2020. The decrease was primarily due to the optimization of our offline business and the overall improvement of cost efficiency.

Allowance for contract assets, receivables and others in 2021 was RMB370.2 million (US$58.1 million), which remained stable compared to RMB371.6 million in 2020.

Income tax expense in 2021 was RMB170.2 million (US$26.7 million).

Net income in 2021 was RMB1,033.0 million (US$162.1 million), compared to a net loss of RMB692.7 million in 2020. The income was driven by the resumption of business growth as well as improving operational efficiencies post the pandemic outbreak.

Adjusted EBITDA (non-GAAP) in 2021 was RMB1,338.9 million (US$210.1 million), compared to a loss of RMB73.2 million in 2020. Adjusted EBITDA margin1 (non-GAAP) in 2021 was 29.9%, compared to a loss of 1.8% in 2020.

Basic and diluted income per ADS in 2021 were RMB12.2 (US$1.9) and RMB12.1 (US$1.9) respectively, compared to a loss per ADS of RMB7.7 and a diluted loss per ADS of RMB7.7 in 2020.

Net cash generated from operating activities in 2021 was RMB158.2 million (US$24.8 million), compared to net cash generated from operating activities of RMB282.0 million in 2020.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See "Operating Highlights and Reconciliation of GAAP to Non-GAAP measures" at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.3726 to US$1.00, the effective noon buying rate on December 31, 2021, as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital's control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital's ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital's ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is a leading digital personal financial management platform in China. The Company provides customized, asset allocation based wealth management solutions to China's mass affluent population as well as utilizes online and offline channels to provide retail credit facilitation services to individual borrowers and small business owners.

Unaudited Condensed Consolidated Statements of Operations

 (in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	393,682	601,283	410,988	64,493	1,329,720	2,105,776	330,442
Post-origination services	201,873	39,024	49,861	7,824	670,440	174,255	27,344
Account management services	50,566	-	-	-	921,779	-	-
Insurance brokerage services	308,790	199,406	244,780	38,411	430,830	755,691	118,584
Financing services	54,348	144,614	140,027	21,973	59,658	524,840	82,359
Electronic commerce services	-	-	33,114	5,196	-	33,114	5,196
Others	151,592	247,664	142,170	22,311	549,535	884,253	138,760
Total net revenue	1,160,851	1,231,991	1,020,940	160,208	3,961,962	4,477,929	702,685
Operating costs and expenses:
Sales and marketing	295,133	407,172	304,114	47,722	1,905,095	1,553,344	243,754
Origination,servicing and other operating costs	596,926	186,915	216,751	34,013	1,104,682	760,858	119,395
General and administrative	149,276	139,321	119,364	18,731	630,555	506,240	79,440
Allowance for contract assets, receivables and others	34,520	83,578	51,911	8,146	371,629	370,154	58,085
Loss of disposal	655,839	-	-	-	655,839	-	-
Total operating costs and expenses	1,731,694	816,986	692,140	108,612	4,667,800	3,190,596	500,674
Other income/(expenses):
Interest income/(expense), net	8,554	(21,565)	(18,056)	(2,833)	61,623	(73,383)	(11,515)
Fair value adjustments related to Consolidated ABFE	(54,106)	(526)	11,720	1,839	(143,988)	(37,442)	(5,875)
Others, net	3,444	3,934	2,935	460	14,844	26,665	4,183
Total other expenses	(42,108)	(18,157)	(3,401)	(534)	(67,521)	(84,160)	(13,207)
(Loss)/income before provision for income taxes	(612,951)	396,848	325,399	51,062	(773,359)	1,203,173	188,804
Income tax (benefit)/expense	(53,342)	75,923	(5,366)	(842)	(80,611)	170,189	26,706
Net (loss)/income	(559,609)	320,925	330,765	51,904	(692,748)	1,032,984	162,098

Weighted average number of ordinary shares outstanding, basic	167,964,040	170,193,542	169,967,125	169,967,125	180,301,898	169,029,826	169,029,826
Basic (loss)/income per share	(3.3317)	1.8856	1.9461	0.3054	(3.8422)	6.1113	0.9590
Basic (loss)/income per ADS	(6.6634)	3.7712	3.8922	0.6108	(7.6844)	12.2226	1.9180

Weighted average number of ordinary shares outstanding, diluted	167,964,040	171,571,392	171,171,951	171,171,951	180,301,898	170,590,203	170,590,203
Diluted (loss)/income per share	(3.3317)	1.8705	1.9324	0.3032	(3.8422)	6.0554	0.9502
Diluted (loss)/income per ADS	(6.6634)	3.7410	3.8648	0.6064	(7.6844)	12.1108	1.9004

Unaudited Condensed Consolidated Cash Flow Data
Net cash (used in)/generated from operating activities	(219,069)	323,819	189,377	29,717	282,028	158,192	24,824
Net cash (used in)/provided by investing activities	(981,096)	(233,782)	381,870	59,924	(1,796,663)	(346,507)	(54,374)
Net cash provided by/(used in) financing activities	899,487	49,770	(45,831)	(7,192)	955,448	427,446	67,076
Effect of foreign exchange rate changes	(538)	(257)	(283)	(44)	(2,807)	(936)	(147)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(301,216)	139,550	525,133	82,405	(561,994)	238,195	37,379
Cash, cash equivalents and restricted cash, beginning of period	3,008,364	2,280,660	2,420,210	379,785	3,269,142	2,707,148	424,811
Cash, cash equivalents and restricted cash, end of period	2,707,148	2,420,210	2,945,343	462,190	2,707,148	2,945,343	462,190

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31,	September 30,	December 31,	December 31,
	2020	2021	2021	2021
	RMB	RMB	RMB	USD
Cash and cash equivalents	2,469,909	2,328,380	2,864,543	449,511
Restricted cash	237,239	91,830	80,800	12,679
Accounts receivable	122,742	258,729	305,018	47,864
Contract assets, net	750,174	1,191,497	1,105,905	173,541
Contract cost	65,529	34,707	9,959	1,563
Prepaid expenses and other assets	278,591	358,052	352,015	55,239
Loans at fair value	192,156	82,474	73,734	11,571
Financing receivables	1,253,494	1,969,456	1,697,962	266,449
Amounts due from related parties	884,006	768,646	879,256	137,974
Held-to-maturity investments	3,286	2,200	2,200	341
Available-for-sale investments	175,515	277,934	177,360	27,832
Property, equipment and software, net	147,193	115,326	102,548	16,092
Deferred tax assets	16,745	6,285	7,388	1,159
Right-of-use assets	105,674	70,897	80,752	12,672
Total assets	6,702,253	7,556,413	7,739,440	1,214,487
Accounts payable	9,903	36,799	19,065	2,992
Amounts due to related parties	970,309	474,925	434,127	68,124
Deferred revenue	50,899	11,862	12,379	1,943
Payable to investors at fair value	52,623	50,814	50,686	7,954
Accrued expenses and other liabilities	1,208,915	1,245,263	1,182,783	185,604
Secured borrowings	500,500	1,038,600	1,028,600	161,410
Refund liability	10,845	5,927	5,732	899
Deferred tax liabilities	38,741	147,575	112,535	17,659
Lease liabilities	81,854	53,194	72,101	11,314
Total liabilities	2,924,589	3,064,959	2,918,008	457,899
Ordinary shares	121	123	123	19
Additional paid-in capital	5,058,176	5,096,994	5,100,486	800,378
Treasury stock	(40,147)	(42,502)	(42,897)	(6,731)
Accumulated other comprehensive income	17,108	14,442	11,553	1,812
Accumulated deficit	(1,257,594)	(577,603)	(247,833)	(38,890)
Total equity	3,777,664	4,491,454	4,821,432	756,588
Total liabilities and equity	6,702,253	7,556,413	7,739,440	1,214,487

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of borrowers, number of investors and percentages)

	For the Three Months Ended				For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of investment in current investment products	6,836,906	5,030,228	5,391,760	846,085	15,779,685	21,588,645	3,387,729
Number of investors in current investment products	99,112	127,378	144,987	144,987	153,700	409,281	409,281
Amount of loans facilitated under loan facilitation model	4,202,538	6,841,921	6,170,158	968,232	9,614,819	23,195,224	3,639,837
Number of borrowers	189,117	548,495	618,131	618,131	525,320	1,297,046	1,297,046
Remaining principal of performing loans facilitated under loan facilitation model	8,863,461	13,793,925	14,102,279	2,212,955	8,863,461	14,102,279	2,212,955
Electronic commerce of gross merchandise volume	-	-	61,619	9,669	-	61,619	9,669

Segment Information
Wealth management:
Revenue	413,057	337,627	372,304	58,423	1,432,364	1,260,513	197,803
Sales and marketing expenses	39,012	55,463	75,842	11,901	195,671	199,336	31,281
Origination,servicing and other operating costs	266,492	159,348	156,243	24,518	442,507	598,606	93,934

Consumer credit:
Revenue	747,794	894,364	615,522	96,589	2,529,598	3,184,302	499,686
Sales and marketing expenses	256,121	351,709	227,508	35,702	1,709,424	1,353,244	212,353
Origination,servicing and other operating costs	330,434	27,567	53,396	8,379	662,175	155,140	24,345

Others:
Revenue	-	-	33,114	5,196	-	33,114	5,196
Sales and marketing expenses	-	-	764	119	-	764	120
Origination,servicing and other operating costs	-	-	7,112	1,116	-	7,112	1,116

Reconciliation of Adjusted EBITDA
Net (loss)/income	(559,609)	320,925	330,765	51,904	(692,748)	1,032,984	162,098
Interest (income)/expense, net	(8,554)	21,565	18,056	2,833	(61,623)	73,383	11,515
Loss of disposal	655,839	-	-	-	655,839	-	-
Income (benefit)/tax expense	(53,342)	75,923	(5,366)	(842)	(80,611)	170,189	26,706
Depreciation and amortization	16,829	8,449	7,466	1,172	91,772	43,236	6,785
Share-based compensation	(2,274)	11,742	2,497	392	14,173	19,089	2,995
Adjusted EBITDA	48,889	438,604	353,418	55,459	(73,198)	1,338,881	210,099
Adjusted EBITDA margin	4.2%	35.6%	34.6%	34.6%	-1.8%	29.9%	29.9%

Delinquency Rates (Loan Facilitation Model)
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2015	1.3%	1.9%	1.5%
December 31, 2016	0.6%	0.8%	0.7%
December 31, 2017	0.5%	0.8%	0.6%
December 31, 2018	1.0%	1.8%	1.7%
December 31, 2019	0.8%	1.3%	1.0%
December 31, 2020	0.5%	0.7%	0.6%
December 31, 2021	0.9%	1.5%	1.2%

Online Channels
December 31, 2015	0.4%	0.7%	0.5%
December 31, 2016	0.8%	1.1%	1.7%
December 31, 2017	0.3%	0.2%	0.0%
December 31, 2018	0.9%	1.7%	1.5%
December 31, 2019	1.0%	2.1%	1.6%
December 31, 2020	0.6%	1.0%	1.1%
December 31, 2021	0.8%	1.3%	1.1%

Offline Channels
December 31, 2015	1.3%	2.0%	1.6%
December 31, 2016	0.6%	0.8%	0.7%
December 31, 2017	0.5%	0.9%	0.7%
December 31, 2018	1.1%	1.9%	1.8%
December 31, 2019	0.7%	0.9%	0.7%
December 31, 2020	0.4%	0.6%	0.4%
December 31, 2021	1.0%	1.8%	1.4%

Net Charge-Off Rate (Loan Facilitation Model)
Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge-Off as of December 31, 2021	Total Net Charge-Off Rate as of December 31, 2021
2015	4,530,824	243,840	5.4%
2016	3,749,815	317,288	8.5%
2017	5,043,494	523,778	10.4%
2018	4,211,573	413,071	9.8%
2019	3,431,443	390,252	11.4%
2020	9,614,819	560,733	5.8%
2021Q1-Q3	17,025,066	374,843	2.2%

M3+ Net Charge-Off Rate (Loan Facilitation Model)
Loan Issued Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2015Q1	1.0%	1.9%	2.8%	3.7%	4.3%	4.8%	5.1%	5.3%	5.3%	5.3%	5.2%
2015Q2	1.1%	2.8%	4.2%	5.3%	6.2%	6.7%	7.0%	7.0%	6.9%	6.8%	6.8%
2015Q3	0.6%	2.2%	3.8%	5.0%	5.9%	6.5%	6.7%	6.8%	6.7%	6.7%	6.7%
2015Q4	1.0%	1.5%	2.2%	2.8%	3.1%	3.4%	3.7%	4.0%	4.2%	4.4%	4.4%
2016Q1	0.6%	0.9%	1.3%	1.7%	2.0%	2.2%	2.4%	2.7%	2.9%	3.0%	3.2%
2016Q2	0.6%	1.4%	2.3%	3.0%	3.6%	4.2%	4.8%	5.4%	5.8%	6.0%	6.2%
2016Q3	0.4%	1.7%	2.7%	4.1%	5.3%	6.5%	7.7%	8.6%	9.3%	9.3%	9.5%
2016Q4	0.3%	2.1%	3.8%	5.4%	7.2%	9.2%	10.4%	11.5%	12.4%	12.9%	13.3%
2017Q1	0.3%	1.6%	3.4%	5.3%	7.5%	8.9%	10.0%	10.9%	11.6%	12.1%	12.3%
2017Q2	4.1%	5.8%	7.9%	9.6%	11.3%	12.5%	13.2%	13.9%	14.6%	14.9%	15.1%
2017Q3	0.3%	1.6%	3.5%	4.9%	6.5%	7.6%	8.4%	8.9%	9.4%	9.9%	10.1%
2017Q4	0.2%	2.3%	5.1%	6.5%	7.9%	9.0%	9.7%	10.2%	10.7%	11.2%	10.6%
2018Q1	0.2%	2.9%	5.1%	6.8%	7.2%	7.9%	8.4%	8.7%	9.0%	8.6%	8.1%
2018Q2	0.7%	4.1%	7.1%	9.4%	11.2%	12.4%	13.4%	14.1%	14.3%	14.1%	14.1%
2018Q3	0.2%	2.8%	3.6%	4.5%	5.2%	6.4%	7.0%	7.0%	6.9%	7.0%	6.9%
2018Q4	0.6%	2.2%	3.4%	5.2%	6.9%	9.0%	9.7%	9.9%	9.6%	9.7%	9.7%
2019Q1	0.0%	0.8%	2.0%	3.4%	5.3%	5.9%	6.3%	6.3%	6.3%	6.3%
2019Q2	0.1%	1.5%	4.5%	7.5%	8.8%	9.2%	9.9%	10.3%	10.6%
2019Q3	0.2%	2.9%	6.8%	9.0%	10.4%	12.0%	13.2%	13.8%
2019Q4	0.4%	3.1%	4.9%	6.3%	7.2%	7.9%	8.4%
2020Q1	0.6%	2.3%	4.1%	5.2%	6.0%	6.2%
2020Q2	0.5%	2.5%	4.2%	5.3%	6.1%
2020Q3	1.1%	3.3%	5.1%	6.3%
2020Q4	0.3%	1.8%	3.2%
2021Q1	0.4%	2.3%
2021Q2	0.4%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yiren Digital Ltd.

By	/s/ Na Mei
Name:	Na Mei
Title:	Chief Financial Officer

Date: September 1, 2022